Filed Pursuant to Rule 424(b)(3)

Registration No. 333-109571

PROSPECTUS

TRANSWITCH CORPORATION

189,482 Shares

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of 189,482 shares of our common stock that are held by some of our current stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “TXCC.” The last reported sales price of the common stock on the Nasdaq National Market on October 16, 2003 was $2.82 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.

SEE “RISK FACTORS” BEGINNING ON PAGE 3.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 17, 2003.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO THE “COMPANY,” “TRANSWITCH,” “WE,” “US” AND “OUR” REFER TO TRANSWITCH CORPORATION, A DELAWARE CORPORATION, AND ITS SUBSIDIARIES.

We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. TranSwitch is a registered trademark owned by us.

OUR COMPANY

TranSwitch was incorporated in Delaware on May 26, 1988. Our executive office is located at 3 Enterprise Drive, Shelton, Connecticut, and our telephone number is (203) 929-8810.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Summary” and “Risk Factors” contains forward-looking information. This forward-looking information is subject to risks and uncertainties including the factors listed under “Risk Factors,” as well as elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

RISK FACTORS

You should carefully consider the following risks before making an investment decision. Our business, operating results and financial condition could be adversely affected by any of the following risks. The risks described below are not the only ones that we face. Additional risks that are not yet identified or that we currently deem immaterial may also impair our business operations. You should also refer to our filings with the Securities and Exchange Commission (“SEC”) which are incorporated by reference in this offering memorandum and set forth in the “Where You Can Find More Information” section of this offering memorandum.

There has been a significant decline in our net revenues.

Our net revenues have declined substantially during the past two years. Net revenues for the years ended December 31, 2002, 2001 and 2000 were $16.6 million, $58.7 million and $155.1 million, respectively. Our net revenues recorded during the three and six months ended June 30, 2003 were $6.6 and $10.7 million, respectively. Due to declining current economic conditions and slowdowns in purchases of VLSI semiconductor devices, it has become increasingly difficult for us to predict the purchasing activities of our customers and we expect that our net revenues will fluctuate substantially in the future.

There has been a significant increase in our net losses.

Our net losses have increased substantially during the past two years. Net losses for the years ended December 31, 2002 and 2001 were $165.2 million and $79.4 million, respectively. Our net losses recorded during the three and six months ended June 30, 2003 were $12.6 and $30.0 million, respectively. Due to declining economic conditions and a significant decline in our net revenues, we expect that our net losses will continue to fluctuate substantially in the future.

We are using our available cash and investments each quarter to fund our operating activities.

During the six months ended June 30, 2003, we used $7.1 million of our available cash and cash equivalents to fund our operating, investing and financing activities and redeemed $19.1 million of short and long-term investments for a total cash and investment usage of $26.2 million.

During the year ended December 31, 2002, we used $219.7 million of our available cash and cash equivalents to fund our operating, investing and financing activities and redeemed $11.0 million of short and long-term investments for a total cash and investment usage of $230.7 million. This significant use of cash included approximately $143.2 million to repurchase some of our outstanding existing notes (including transaction fees) through a tender offer.

We anticipate that we will use approximately $13.0 million to $15.0 million in cash, cash equivalents and investments during the third quarter of 2003 to fund our operating, investing and financing activities. We will continue to use our available cash, cash equivalents and investments in the future and we believe that we have sufficient cash for our needs for at least the next twelve months. We will continue to experience losses and use our cash, cash equivalents and investments if we do not receive sufficient product orders and our costs are not reduced to offset the decline in revenue.

We expect that our operating results will fluctuate in the future due to reduced demand in our markets.

Our business is characterized by short-term orders and shipment schedules, and customer orders typically can be cancelled or rescheduled without significant penalty to our customers. Because we do not have substantial non-cancelable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. Future fluctuations to our operating results may also be caused by a number of factors, many of which are beyond our control.

In response to anticipated long lead times to obtain inventory and materials from our foundries, we may order inventory and materials in advance of anticipated customer demand, which might result in excess inventory levels if the expected orders fail to materialize. As a result, we cannot predict the timing and amount of shipments to our customers, and any significant downturn in customer demand for our products would reduce our quarterly and our annual operating results. As a result of these conditions, during the six months ended June 30, 2003 and in 2002 and 2001, we recorded a write down for excess inventories totaling $1.5 million, $4.8 million and $39.2 million, respectively.

We may have to further restructure our business.

In January 2003, we announced a restructuring plan in order to lower our operating expense run-rate due to current and anticipated business conditions. This plan resulted in a work-force reduction of approximately 25% of existing personnel. Also, we announced the closing of our South Brunswick, NJ (SOSi) design center, and reduced staff in Boston, MA and Shelton, CT. This workforce reduction also impacted our Switzerland and Belgium locations. In addition, we have postponed the completion of the IAD product line and archived the related intellectual property until the market returns, if ever. During the six months ended June 30, 2003, we incurred approximately $3.9 million in restructuring expenses related to employee termination benefits, excess facility costs and asset-impairments.

During fiscal 2002, we announced a restructuring plan due to continued weakness in our business and the industry. As a result of this plan, we eliminated 56 positions and announced the closing of design centers in Milpitas, CA and Raleigh, NC. In conjunction with this restructuring, we discontinued certain product lines and strategically refocused our research and development efforts. As a result of this plan, we incurred restructuring charges and asset impairments of approximately $5.5 million.

During fiscal 2001, we announced restructuring plans as a result of then current and anticipated business conditions. As a result of those plans, we incurred restructuring charges and asset impairments of approximately $32.5 million related to workforce reductions of 77 positions throughout TranSwitch and the related consolidation of several of our leased facilities.

We cannot be sure that these measures will be sufficient to offset lower total net revenues, and if they are not, further measures will be required and our operating results will be adversely affected.

Our board of directors may elect to exercise its discretion to effect a reverse stock split. There are risks and uncertainties inherent in a reverse stock split.

By resolution approved by our stockholders at the annual meeting of stockholders held on May 22, 2003, our board of directors has the authority, in its sole discretion, to effect a reverse stock split of our common stock at any time prior to the date of our annual meeting of stockholders to be held in 2004 at a ratio between one for two and one for twenty as selected by the board of directors. In addition, notwithstanding approval of the reverse stock split by the stockholders, the board of directors may choose, in its sole discretion, not to effect the reverse stock split without further approval or action by or prior notice to the stockholders.

There can be no assurance that any increase in the market price for our common stock resulting from a reverse stock split, if implemented, will be sustainable since there are numerous factors and contingencies that would effect such price, including the market conditions for our common stock at the time, our reported results of operations in future periods and general economic, geopolitical, stock market and industry conditions. Accordingly, the total market capitalization of our common stock after a reverse stock split may be lower than the total market capitalization before such reverse stock split and, in the future, the market price of the common stock may not exceed or remain higher than the market price prior to such reverse stock split.

While a higher share price may help generate investor interest in our common stock, there can be no assurance that a reverse stock split will result in a per share market price that will attract institutional investors or investment funds or that such price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve as a result of the reverse stock split. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares of our common stock that would be outstanding after the reverse stock split.

We anticipate that shipments of our products to relatively few customers will continue to account for a significant portion of our total net revenues.

Historically, a relatively small number of customers have accounted for a significant portion of our total net revenues in any particular period. For the quarters ended June 30 and March 31, 2003, shipments to our top five customers, including sales to distributors, accounted for approximately 88% and 65% of our total net revenues, respectively. For the year ended December 31, 2002, shipments to our top five customers, including sales to distributors, accounted for approximately 70% of our total net revenues. For the year ended December 31, 2001, sales to our top five customers, including sales to distributors, accounted for approximately 64% of our total net revenues. We expect that a limited number of customers may account for a substantial portion of our total net revenues for the foreseeable future. Some of the following may reduce our total net revenues or adversely affect our business:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	development by one or more of our significant customers of other sources of supply for current or future products;

•	loss of one or more of our current customers or a disruption in our sales and distribution channels; and

•	failure of one or more of our significant customers to make timely payment of our invoices.

We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will return to the levels of previous periods or that we will be able to obtain orders from new customers. We have no long-term volume purchase commitments from any of our significant customers.

The cyclical nature of the communication semiconductor industry affects our business and we are currently, and for the past two years have been, experiencing a significant downturn.

We provide semiconductor devices to the telecommunications and data communications markets. The semiconductor industry is highly cyclical and currently is experiencing a significant contraction of the market. These downturns are characterized by:

•	diminished product demand;

•	accelerated erosion of average selling prices; and

•	production over-capacity.

We may experience substantial fluctuations in future operating results due to general semiconductor industry conditions, overall economic conditions, seasonality of customers’ buying patterns and other factors. We are currently, and for the past two years have been, experiencing a significant slowdown in the communication semiconductor industry.

Our international business operations expose us to a variety of business risks.

Foreign markets are a significant part of our net revenues. Foreign shipments accounted for approximately 81% and 73% of our total net revenues for the three and six months ended June 30, 2003, respectively, and 59% for the year ended December 31, 2002. We expect foreign markets to continue to account for a significant percentage of our total net revenues. A significant portion of our total net revenues will, therefore, be subject to risks associated with foreign markets, including the following:

•	unexpected changes in legal and regulatory requirements and policy changes affecting the telecommunications and data communications markets;

•	changes in tariffs;

•	exchange rates and other barriers;

•	political and economic instability;

•	difficulties in accounts receivable collection;

•	difficulties in managing distributors and representatives;

•	difficulties in staffing and managing foreign operations;

•	difficulties in protecting our intellectual property overseas;

•	seasonality of customer buying patterns; and

•	potentially adverse tax consequences.

Although substantially all of our total net revenues to date have been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies may also reduce our total net revenues from foreign customers. To the extent that we expand our international operations or change our pricing practices to denominate prices in foreign currencies, we will expose our margins to increased risks of currency fluctuations. We have assessed the risks related to foreign exchange fluctuations, and have determined at this time that any such risk is not material.

Our net revenues depend on the success of our customers’ products.

Our customers generally incorporate our new products into their products or systems at the design stage. However, customer decisions to use our products (design wins), which can often require significant expenditures by us without any assurance of success, often precede the generation of production revenues, if any, by a year or more. In addition, even after we achieve a design win, a customer may require further design changes. Implementing these design changes can require significant expenditures of time and expense by us in the development and pre-production process. Moreover, the value of any design win will largely depend upon the commercial success of the customer’s product and on the extent to which the design of the customer’s systems accommodates components manufactured by our competitors. We cannot ensure that we will continue to achieve design wins in customer products that achieve market acceptance.

We must successfully transition to new process technologies to remain competitive.

Our future success depends upon our ability to develop products that utilize new process technologies. Semiconductor design and process methodologies are subject to rapid technological change and require large expenditures for research and development. We currently manufacture our products using 0.8, 0.5, 0.35, 0.25 and 0.18 micron complementary metal oxide semiconductor (CMOS) processes and a 1.0 micron bipolar CMOS (BiCMOS) process. We continuously evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies. We are migrating to a 0.13 micron CMOS process, and we anticipate that we will need to migrate to smaller CMOS processes in the future. Other companies in the industry have experienced difficulty in transitioning to new manufacturing processes and, consequently, have suffered increased costs, reduced yields or delays in product deliveries. We believe that transitioning our products to smaller geometry process technologies will be important for us to remain competitive. We cannot be certain that we can make such a transition successfully, if at all, without delay or inefficiencies.

Our success depends on the timely development of new products, and we face risks of product development delays.

Our success depends upon our ability to develop new VLSI devices and software for existing and new markets. The development of these new devices and software is highly complex, and from time to time we have experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including the following:

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achievement of manufacturing yields; and

•	market acceptance of our products and our customers’ products.

Our success also depends upon our ability to do the following:

•	build products to applicable standards;

•	develop products that meet customer requirements;

•	adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully;

•	introduce new products that achieve market acceptance; and

•	develop reliable software to meet our customers’ application needs in a timely fashion.

In addition, we cannot ensure that the systems manufactured by our customers will be introduced in a timely manner or that such systems will achieve market acceptance.

We sell a range of products that each have a different gross profit. Our total gross profits will be adversely affected if most of our shipments are of products with low gross profits.

We currently sell more than 50 products. Some of our products have a high gross profit while others do not. If our customers decide to buy more of our products with low gross profits and fewer of our products with high gross profits, our total gross profits could be adversely affected. We plan our mix of products based on our internal forecasts of customer demand, which demand is highly unpredictable and can fluctuate substantially.

The prices of our products tend to decrease over the lives of our products.

Historically, average selling prices in the communication semiconductor industry have decreased over the life of a product, and, as a result, the average selling prices of our products may decrease in the future. Decreases in the prices of our products would adversely affect our operating results.

Our success depends on the rate of growth of the global communications infrastructure.

We derive virtually all of our total net revenues from products for telecommunications and data communications applications. These markets are characterized by the following:

•	susceptibility to seasonality of customer buying patterns;

•	subject to general business cycles;

•	intense competition;

•	rapid technological change; and

•	short product life cycles.

In addition, although the telecommunications and data communications equipment markets grew rapidly in the late 1990s and early 2000s, we are currently and have been experiencing a significant slowdown in these markets for the past two years. We anticipate that these markets will continue to experience significant volatility in the near future.

Our products must successfully meet industry standards to remain competitive.

Products for telecommunications and data communications applications are based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards, which could render our existing products unmarketable or obsolete. If the telecommunications or data communications markets evolve to new standards, we cannot be certain that we will be able to design and manufacture new products successfully that address the needs of our customers or that such new products will meet with substantial market acceptance.

We continue to expense our new product process development costs when incurred.

In the past, we have incurred significant new product and process development costs. Our policy is to expense these costs, including tooling, fabrication and pre-production expenses, at the time that they are incurred. We may continue to incur these types of expenses in the future. These additional expenses will have a material and adverse effect on our operating results in future periods.

We face intense competition in the communication semiconductor market.

The communication semiconductor industry is intensely competitive and is characterized by the following:

•	rapid technological change;

•	subject to general business cycles;

•	access to fabrication capacity;

•	price erosion;

•	unforeseen manufacturing yield problems; and

•	heightened international competition in many markets.

These factors are likely to result in pricing pressures on our products, thus potentially affecting our operating results.

Our ability to compete successfully in the rapidly evolving area of high-performance integrated circuit technology depends on factors both within and outside our control, including:

•	success in designing and subcontracting the manufacture of new products that implement new technologies;

•	protection of our products by effective use of intellectual property laws;

•	product quality;

•	product reliability;

•	price;

•	efficiency of production;

•	the ability to find alternative manufacturing sources, if necessary, to produce VLSI devices with acceptable manufacturing yields;

•	the pace at which customers incorporate our products into their products;

•	success of competitors’ products; and

•	general economic conditions.

The telecommunications and data communications industries, which are our primary target markets, have become intensely competitive because of deregulation, heightened international competition and recent significant decreases in demand.

We rely on outside fabrication facilities, and our business could be hurt if our relationships with our foundry suppliers are damaged.

We do not own or operate a VLSI circuit fabrication facility. Seven foundries currently supply us with most of our semiconductor device requirements. Four of these relationships are governed by foundry agreements. While we have had good relations with these foundries, we cannot be certain that we will be able to renew or maintain contracts with them or negotiate new contracts to replace those that expire. In addition, we cannot be certain that renewed or new contracts will contain terms as favorable as our current terms. There are other significant risks associated with our reliance on outside foundries, including the following:

•	the lack of assured semiconductor wafer supply and control over delivery schedules;

•	the unavailability of, or delays in obtaining access to, key process technologies; and

•	limited control over quality assurance, manufacturing yields and production costs.

Reliance on third-party fabrication facilities limits our ability to control the manufacturing process.

Manufacturing integrated circuits is a highly complex and technology-intensive process. Although we try to diversify our sources of semiconductor device supply and work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries occasionally experience lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up products and the installation and start-up of new process technologies. Such reduced manufacturing yields have at times reduced our operating results. Manufacturing disruptions at one or more of our outside foundries, including those that may result from natural occurrences, could impact production for an extended period of time.

Our dependence on a small number of fabrication facilities exposes us to risks of interruptions in deliveries of semiconductor devices.

We purchase semiconductor devices from outside foundries pursuant to purchase orders, and we do not have a guaranteed level of production capacity at any of our foundries. We provide the foundries with forecasts of our production requirements. However, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity and the availability of raw materials. Therefore, our foundry suppliers could choose to prioritize capacity and raw materials for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that our foundries will allocate sufficient capacity to satisfy our requirements.

We have been, and expect in the future to be, particularly dependent upon a limited number of foundries for our VLSI device requirements. Currently, a single foundry manufactures all of our BiCMOS devices. As a result, we expect that we could experience substantial delays or interruptions in the shipment of our products due to any of the following:

•	Sudden demand for an increased amount of semiconductor devices or sudden reduction or elimination of any existing source or sources of semiconductor devices;

•	time required to qualify alternative manufacturing sources for existing or new products could be substantial; and

•	failure to find alternative manufacturing sources to produce VLSI devices with acceptable manufacturing yields.

Our failure to protect our proprietary rights, or the costs of protecting these rights, may harm our ability to compete.

Our success depends in part on our ability to obtain patents and licenses and to preserve other intellectual property rights covering our products and development and testing tools. To that end, we have obtained certain domestic and foreign patents and intend to continue to seek patents on our inventions when appropriate. The process of seeking patent protection can be time consuming and expensive. We cannot ensure the following:

•	that patents will be issued from currently pending or future applications;

•	that our existing patents or any new patents will be upheld or valid and enforceable;

•	that our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

•	that foreign intellectual property laws will protect our foreign intellectual property rights; and

•	that others will not independently develop similar products, duplicate our products or design around any patents issued to us.

Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing on the proprietary rights of others and may be liable for that infringement, which could result in significant liability for us. We occasionally receive correspondence from third parties alleging infringement of their intellectual property rights. If we do infringe the proprietary rights of others, we could be forced to either seek a license to the intellectual property rights of others or alter our products so that they no longer infringe the proprietary rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical.

We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings in the United States Patent and Trademark Office in the United States, the federal or state courts of the United States, or in foreign courts to determine one or more of patent validity, patent infringement, patent ownership or patent inventorship. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license, if available, or stop making a certain product. From time to time we may prosecute patent litigation against others and as part of such litigation, other parties may allege that our patents are not infringed, are invalid and are unenforceable.

We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees and consultants to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these parties.

We may engage in acquisitions that may harm our operating results, dilute our stockholders and cause us to incur debt or assume contingent liabilities.

We may pursue acquisitions that could provide new technologies, skills, products or service offerings. Future acquisitions by us may involve the following:

•	use of significant amounts of cash;

•	potentially dilutive issuances of equity securities; and

•	incurrence of debt or amortization expenses related to intangible assets with definitive lives.

In addition, acquisitions involve numerous other risks, including:

•	diversion of management’s attention from other business concerns;

•	risks of entering markets in which we have no or limited prior experience; and

•	unanticipated expenses and operational disruptions while acquiring and integrating new acquisitions.

From time to time, we have engaged in discussions with third parties concerning potential acquisitions of product lines, technologies and businesses. However, we currently have no commitments or agreements with respect to any such acquisition. If such an acquisition does occur, we cannot be certain that our business, operating results and financial condition will not be materially adversely affected or that we will realize the anticipated benefits of the acquisition.

Our business could be harmed if we fail to integrate future acquisitions adequately.

During the past three years, we have acquired seven privately-held companies based in the United States and Europe. The integration of the operations of six of the acquisitions, Easics N.V., acquired in May 2000, Alacrity Communications, Inc., acquired in August 2000, ADV Engineering S.A., acquired in January 2001, Horizon Semiconductors, Inc., acquired in February 2001, Onex Communications Corporation, acquired in September 2001, and Systems On Silicon, Inc. (SOSi), acquired in March 2002, has been completed. The integration of ASIC Design Services, Inc. (ASIC), acquired in August 2003, is in progress.

Our management must devote time and resources to the integration of the operations of any future acquisitions. The process of integrating research and development initiatives, computer and accounting systems and other aspects of the operations of any future acquisitions presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger and more geographically dispersed entity.

Future acquisitions could present a number of additional difficulties of integration, including:

•	difficulties in integrating personnel with disparate business backgrounds and cultures;

•	difficulties in defining and executing a comprehensive product strategy; and

•	difficulties in minimizing the loss of key employees of the acquired company.

If we delay integrating or fail to integrate operations or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management’s attention and financial and other resources. Our failure to address these difficulties adequately could harm our business or financial results, and we could fail to realize the anticipated benefits of the transaction.

We have in the past, as a result of industry conditions, later discontinued, abandoned or postponed certain product lines acquired through prior acquisitions, specifically SOSi and Alacrity Communications.

We have made, and may continue to make, investments in development stage companies, which may not produce any returns for us in the future.

We have made investments in early stage, venture-backed, start-up companies that develop technologies that are complementary to our product roadmap. The following table summarizes these investments as of June 30, 2003:

Investee Company	Initial Investment Date	Technology

OptiX Networks, Inc.	February 2000	10 Gb/s and 40 Gb/s SONET/SDH framing devices

Accordion Networks, Inc.	December 2001	Carrier class broadband multi-service access systems

Opulan Technologies	April 2003	High performance and cost-effective IP Convergence ASSPs (application-specific standard products)

These investments involve all the risks normally associated with investments in development stage companies and, as a result, we have had to record impairment charges against all of these investments. As such, there can be no assurance that we will receive a favorable return on these or any future venture-backed investments that we may make. Additionally, our original and any future investments may continue to become impaired if these companies do not succeed in the execution of their business plans. Any further impairment or equity losses in these investments could negatively impact our future operating results.

The loss of key management could affect our ability to run our business.

Our success depends largely upon the continued service of our executive officers, including Dr. Santanu Das, President, Chief Executive Officer and Chairman of the Board of Directors, and other key management and technical personnel and on our ability to continue to attract, retain and motivate other qualified personnel.

We have substantial indebtedness.

We currently have $24.4 million in principal amount of indebtedness outstanding in the form of our 4 1/2% Convertible Notes due September 2005 (the 4 1/2% notes) and approximately $98.0 million in principal amount outstanding in the form of our 5.45% Convertible Plus Cash NotesSM due September 30, 2007 (the Plus Cash Notes).

In addition to this indebtedness, we may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:

•	make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

•	make it difficult for us to make payments on our 4 1/2% notes or our Plus Cash Notes;

•	limit our flexibility in planning for, or reacting to changes in, our business; and

•	make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the 4½% notes or the Plus Cash Notes. The terms of our Plus Cash Notes permit the holders thereof to voluntarily convert their notes at any time into a certain number of shares of our common stock and cash and we have the option of settling this cash amount in additional shares of our common stock. We also have the option of auto-converting some or all of the Plus Cash Notes subject to certain conditions. As a result of these shares of our common stock being issued upon voluntary or auto-conversion of the Plus Cash Notes our stockholders may experience substantial dilution of their ownership interest. In addition, we may not elect to settle the plus cash amount payable upon voluntary or auto-conversion in additional shares of our common stock, or we may be restricted from doing so pursuant to the terms of the Plus Cash Notes. If a significant percentage of our Plus Cash Notes are voluntarily or auto-converted, we may be required to use all or a significant portion of our available cash, which could have a material adverse effect on our business, prospects, financial condition and operating results.

We may incur additional indebtedness, including secured indebtedness, which may have rights to payment superior to our 4 1/2% notes and Plus Cash Notes.

The 4 1/2% notes and the Plus Cash Notes are unsecured obligations. The terms of the 4 1/2% notes and the Plus Cash Notes do not limit the amount of additional indebtedness, including secured indebtedness, that we can create, incur, assume or guarantee. Upon any distribution of our assets upon any insolvency, dissolution or reorganization, the payment of the principal of and interest on our secured indebtedness will be distributed out of our assets, which represent the security for such indebtedness. There may not be sufficient assets remaining to pay amounts due on any or all of the 4 1/2% notes or the Plus Cash Notes then outstanding once payment of the principal and interest on our secured indebtedness has been made.

We may not be able to pay our debt and other obligations.

If our cash, cash equivalents, short and long term investments and operating cash flows are inadequate to meet our obligations, we could face substantial liquidity problems. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments on the 4 1/2% notes, the Plus Cash Notes or our other obligations, we would be in default under the terms thereof, which would permit the holders of the 4 1/2% notes and the Plus Cash Notes to accelerate their maturities and which could also cause defaults under any future indebtedness we may incur. Any such default would have a material adverse effect on our business, prospects, financial condition and operating results. In addition, we cannot be sure that we would be able to repay amounts due in respect of the 4 1/2% notes and the Plus Cash Notes if payment of those notes were to be accelerated following the occurrence of an event of default as defined in the respective indentures of the 4 1/2% notes and the Plus Cash Notes.

Our stock price is volatile.

The market for securities of communication semiconductor companies, including those of TranSwitch, has been highly volatile. The market sale price of our common stock has fluctuated between a low of $0.21 and a high of $74.69 during the period from June 19, 1995 to October 16, 2003. The closing price was $2.82 on October 16, 2003. It is likely that the price of our common stock will continue to fluctuate widely in the future. Factors affecting the trading price of our common stock include:

•	responses to quarter-to-quarter variations in operating results;

•	announcements of technological innovations or new products by us or our competitors;

•	current market conditions in the telecommunications and data communications equipment markets (we are currently and have been for the past two years experiencing a significant downturn); and

•	changes in earnings estimates by analysts.

We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract our management and could result in substantial costs or large judgments against us.

In the past, securities and class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.

Provisions of our certificate of incorporation, by-laws, stockholder rights plan and Delaware law may discourage takeover offers and may limit the price investors would be willing to pay for our common stock.

Delaware corporate law contains, and our certificate of incorporation and by-laws and shareholder rights plan contain, certain provisions that could have the effect of delaying, deferring or preventing a change in control of TranSwitch even if a change of control would be beneficial to our stockholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions:

•	authorize the issuance of “blank check” preferred stock (preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of common stock;

•	prohibit stockholder action by written consent;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposed matters that can be acted upon by stockholders at a meeting; and

•	dilute stockholders who acquire more than 15% of our outstanding common stock.

We may not have the financial resources to repurchase our 4 1/2% notes or our Plus Cash Notes in the event of a change in control.

We may be unable to repurchase our 4 1/2% notes or our Plus Cash Notes in the event of a change in control. Upon a change in control, holders of our 4 1/2% notes or our Plus Cash Notes may require us to repurchase all or a portion of their notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered 4 1/2% notes and Plus Cash Notes. Any future credit agreements or other debt agreements may prohibit repurchase of the 4 1/2% notes and Plus Cash Notes for cash, or expressly prohibit the repurchase of the 4 1/2% notes and Plus Cash Notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change of control occurs at a time when we are prohibited from repurchasing the 4 1/2% notes and Plus Cash Notes, we could seek the consent of our lenders to repurchase the 4 1/2% notes and Plus Cash Notes or could attempt to finance the debt agreements. If we do not obtain consent, we could not repurchase the 4 1/2% notes and Plus Cash Notes. Our failure to repurchase the 4 1/2% notes and Plus Cash Notes would constitute an event of default under the 4 1/2% notes and Plus Cash Notes indentures, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the 4 1/2% notes and Plus Cash Notes upon a change in control would not necessarily afford holders of the 4 1/2% notes and Plus Cash Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

Acts of terrorism affecting our locations, or those of our suppliers, in the United States or internationally, may negatively impact our business.

We operate our businesses in the United States and internationally, including the operation of design centers in India and Europe. We also work with companies in Israel that provide research and design services for us and with companies in Taiwan that fabricate our products. Some of these countries have, in the past, been subject to terrorist acts and could continue to be subject to acts of terrorism. If our facilities, or those of our suppliers, are affected by a terrorist act, our employees could be injured and our facilities damaged, which could lead to loss of skill sets and affect the development or fabrication of our products, which could lead to lower short- and long-term revenues. In addition, terrorist acts in the areas in which we operate or in which our suppliers operate could lead to changes in security and operations at those locations, which could increase our operating costs. Although we have no reason to believe that our facilities, or those of our suppliers, may be the subject of a terrorist attack, we cannot be sure that this will not happen.

We may have difficulty obtaining director and officer liability insurance in acceptable amounts for acceptable rates.

Like most other public companies, we carry insurance protecting our directors and officers against claims relating to the conduct of our business. This insurance covers, among other things, the costs incurred by companies and their board of directors and officers to defend against and resolve claims relating to such matters as securities class action claims. These claims typically are extremely expensive to defend against and resolve. We pay significant premiums to acquire and maintain this insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of the insurance coverage. Over the last several years, the premiums we have paid for this insurance have increased substantially. This increase in premiums is due, in large part, to the current economic downturn, decline in stock prices by many public corporations and the substantial increase in the number of securities class actions and similar claims brought against public corporations, their boards of directors and officers. Each year we negotiate with insurers to renew our directors’ and officers’ insurance. In the current economic environment, we cannot assure you that in the future we will be able to obtain sufficient directors’ and officers’ liability insurance coverage at acceptable rates or with acceptable terms, conditions and retentions.

Failure to obtain such insurance could have a materially adverse impact on future financial results in the event that we are required to defend against and resolve any securities claims made against TranSwitch, its board of directors and officers. Further, the inability to obtain such insurance in adequate amounts may impair our future ability to attract or retain qualified directors and/or officers.

If we seek to secure additional financing we may not be able to do so. If we are able to secure additional financing our stockholders may experience dilution of their ownership interest or we may be subject to limitations on our operations.

We believe that our existing cash, cash equivalents and investments will be sufficient to fund operating losses and capital expenditures and provide adequate working capital for at least the next twelve months. However, there can be no assurance that events in the future will not require us to seek additional capital and, if so required, that capital will be available on terms favorable or acceptable to us, if at all.

If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures, we may need to raise additional funds. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly issued securities may have rights superior to those of common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The principal purpose of this offering is to register shares issued as a result of our acquisition of ASIC and effect an orderly disposition of the shares of the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling stockholders as of August 18, 2003 and the number of shares that may be offered by the selling stockholders pursuant to this prospectus. We have assumed, when calculating the numbers in the table, that all of the shares owned by each selling stockholder and offered pursuant to this prospectus will be sold.

As of October 7, 2003, there were 90,606,717 shares of common stock outstanding. An asterisk means that the number is less than 1%.

Selling Shareholders	Shares Owned Before the Offering		Shares Offered Pursuant to this Prospectus		Shares Owned After the Offering
	Number	Percent	Number	Percent	Number	Percent
Silicon Laboratories Inc.	75,438	*	75,438	*	0	*
Glen W. Miller	42,780	*	42,780	*	0	*
Thomas E. Sellinger	18,513	*	18,513	*	0	*
Chuan Z. Tang	14,145	*	14,145	*	0	*
Gerald Pepenella	38,606	*	38,606	*	0	*
Totals	189,482	*	189,482	*	0	*

The selling stockholders acquired their shares in connection with our transaction with ASIC Design Services, Inc., a Delaware company, through a stock purchase agreement dated as of August 18, 2003. The transaction was accounted for using the purchase method of accounting. As part of the stock purchase agreement, we agreed to register the shares issued to ASIC’s stockholders in connection with the transaction.

Certain of the shares of common stock in the above table, a total of 75,437 shares, have been deposited in an escrow account pursuant to an escrow agreement dated as of August 18, 2003. The escrowed shares will be used to indemnify TranSwitch against losses, if any, resulting from breaches of the representations and warranties made by the selling stockholders in the stock purchase agreement. The escrowed shares that are not needed to cover outstanding claims made by TranSwitch pursuant to the escrow will be released on August 18, 2004.

Prior to the acquisition of ASIC, we did not have an investment in or relationship with ASIC. One of the selling stockholders who was employed by ASIC is currently employed by us.

PLAN OF DISTRIBUTION

The shares offered in this prospectus may be offered and sold from time to time for the accounts of the selling stockholders, including donees, transferees, pledgees, distributees or other successors in interest that receive such shares as a gift or through another non-sale related transfer from the selling stockholders.

The selling stockholders will act independently of TranSwitch in making decisions with respect to the timing, manner and size of any sale. The selling stockholders may sell the shares:

•	at then-prevailing prices and terms;

•	at prices related to the then-current market price; or

•	at negotiated prices.

The sales may be made in the over-the-counter market, on the Nasdaq National Market, or on any exchange on which the shares are listed. The selling stockholders may sell the shares in one or more of the following types of transactions:

•	one or more block trades in which the broker or dealer will attempt to sell as agent or principal all or a portion of the shares held by the selling stockholder;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	in negotiated transactions; or

•	through other means.

Subject to the restrictions imposed on them related to their employment by us, certain of the selling stockholders may enter into hedging transactions when selling the shares. For example, certain of the selling stockholders may:

•	sell shares short and redeliver such shares to close out their short positions;

•	enter into transactions involving short sales by the brokers or dealers;

•	enter into option or other types of transactions that require the selling stockholders to deliver shares to a broker or dealer, who then resells or transfer the shares under this prospectus; or

•	loan or pledge the shares to a broker or dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling stockholders may effect sales through brokers, dealers or agents, who in turn may arrange for other brokers or dealers to participate. The brokers, dealers or agents may receive discounts, concessions, commissions or fees from the selling stockholders and/or purchasers of the shares in amounts to be determined prior to the sale. Under the federal securities laws, these brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” and any discounts, concessions or commissions received by them may be deemed to be “underwriting compensation” under the Securities Act of 1933, as amended (the Securities Act). Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

In addition to selling the shares, the selling stockholders may:

•	sell their shares under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144;

•	transfer the shares by gift, distribution or other transfer not involving market makers or established trading markets; or

•	agree to indemnify any broker, dealer or agent that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders are not subject to any underwriting agreement. The selling stockholders, or any parties who receive the shares from the selling stockholders by way of a gift, donation, distribution or other transfer, may sell the shares covered by this prospectus.

TranSwitch will pay all expenses incident to the offering and sale of the shares to the public other than any discounts, concessions, commissions or fees of underwriters, brokers, dealers or agents.

Some states require that any shares sold in that state only be sold through registered or licensed brokers or dealers. In addition, some states require that the shares have been registered or qualified for sale in that state, or that there exists an exemption from the registration or qualification requirements and that the exemption has been complied with.

We intend to maintain the effectiveness of this prospectus until August 18, 2004 or such period as is required to satisfy our obligations under the stock purchase agreement among the selling stockholders and us. We may suspend the selling stockholders’ rights to resell shares under this prospectus.

We shall inform the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. In addition, we will make copies of this prospectus available to each of the selling stockholders and shall inform them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

We will not receive any proceeds from this offering. The selling stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the resale of the shares.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for TranSwitch by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements and schedule of TranSwitch Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the SEC’s public reference room located at: Judiciary Plaza Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. This website address is included in this document as an inactive textual reference only.

You may also obtain information about us, including copies of our SEC reports, through our website at http://www.transwitch.com. This website address is not an active link to the registration statement of which this prospectus is a part, and any documents, references, links or other materials of any kind contained or referred to on such website are not part of the registration statement of which this prospectus is a part.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference, although not included in or delivered with this prospectus, is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information and be deemed to be incorporated by reference into the prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (File No. 0-25996):

•	Annual report on Form 10-K for the year ended December 31, 2002, as filed on March 17, 2003, as amended on Form 10-K/A, as filed on August 12, 2003;

•	Quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on May 12, 2003, as amended on Form 10-Q/A, as filed on August 12, 2003;

•	Quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, as filed on August 12, 2003;

•	Current report on Form 8-K, as filed on January 21, 2003;

•	Current report on Form 8-K, as filed on July 17, 2003;

•	The “Description of Capital Stock” contained in TranSwitch’s registration statement No. 000-25996 on Form 8-A, dated April 28, 1995; and

•	The “Description of Registrant’s Securities to be Registered” contained in TranSwitch’s registration statement No. 000-25996 on Form 8-A12G dated October 2, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning our Investor Relations Department at the following address:

TranSwitch Corporation

3 Enterprise Drive

Shelton, Connecticut 06484

(203) 929-8810 x2489

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

* * *

This information is part of a registration statement we filed with the SEC. You should rely only on the information and representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.